Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION, dated as of January 27, 2006 (the “Amendment”) is entered into by and among PELICAN FINANCIAL, INC., a Delaware corporation (“PFI”); STARK BANK GROUP, LTD., an Iowa corporation (“Buyer”); and SBG II, LTD., an Iowa corporation (“Newco”).

RECITALS

A.            PFI and Buyer are parties to a certain Agreement and Plan of Reorganization (the “Agreement”) dated as of November 30, 2005.

B.            PFI, Buyer and Newco desire to amend the Agreement in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the Parties agree to amend the Agreement as follows:

AMENDMENT

Section 1.              Amendment.  The Agreement is hereby amended as follows:

(a)           Section 6.1(d) of the Agreement is deleted in its entirety and the following is substituted in lieu thereof.

“(d)         make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $100,000 in the aggregate; enter into any new line of business;”

(b)           Section 6.1(l) of the Agreement is deleted in its entirety and the following is substituted in lieu thereof.

“(l)          create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by PFI or any PFI Subsidiary in excess of $100,000 per year, to which PFI or any PFI Subsidiary is a party or by which PFI or any PFI Subsidiaries or their properties are bound, other than the renewal in the ordinary course of business of any lease the term or option to renew of which expires prior to the Closing Date;”

(c)           Section 6.1(t) of the Agreement is deleted in its entirety and the following is substituted in lieu thereof.

“(t)          amend, modify or renew any PFI Contract or enter into any agreement or contract that would be required to be disclosed as a PFI Contract under Section 4.19, in an amount up to $300,000 where the threshold amount in Section 4.19 is either $25,000 or $100,000;”

(d)           Section 6.1(w) of the Agreement is deleted in its entirety and the following is substituted in lieu thereof.

“(w)        enter into, renew or increase any loan or credit commitment (including letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, “Lend to”) in an amount in excess of $300,000 or in any amount which, when aggregated with any and all loans or credit commitments of PFI and its Subsidiaries to such person or entity, would be in excess of $300,000; provided, however, that PFI and its Subsidiaries may renew any loan to an existing customer without Buyer’s consent provided such renewal or increase is made in accordance with the Pelican’s past practices and provided further, such customer has not been on the “watch list” or similar internal report of the Pelican during the two (2) previous years; (ii) Lend to any person or entity in an amount in excess of $300,000 or in any amount which, or when aggregated with any and all loans or credit commitments of PFI and its Subsidiaries to such person or entity, would be in excess of $300,000; (iii) Lend to any person any amount that would be in excess of $300,000 other than in accordance with lending policies as in effect on December 31, 2004, provided that in the case of clauses (i) and (iii) PFI or Pelican shall not make any such loan until (A) PFI or Pelican has delivered to Buyer a notice of its intention to make such loan and such information as Buyer may reasonably require in respect thereof and (B) Buyer shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two (2) business days following the delivery to Buyer of the notice of intention and information as aforesaid; or (iv) Lend to any person or entity which is on a “watch list” or similar internal report of PFI or Pelican in an amount in excess of $300,000; provided, however, that nothing in this subsection shall prohibit PFI or Pelican from honoring any contractual obligation in existence on the date of this Agreement;”

Section 2.              General Provisions.

(a)           Except as expressly set forth herein, all of the remaining terms and conditions of the Agreement shall remain in full force and effect.  To the extent of any inconsistency between this Amendment and the Agreement, the terms of this Amendment shall control.

(b)           This Amendment may be executed and delivered in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

STARK BANK GROUP, LTD.

By:	/s/ Thomas G. Schnurr
Name: Thomas G. Schnurr
Title: CEO

SBG II, LTD.

By:	/s/ Thomas G. Schnurr
Name: Thomas G. Schnurr
Title: CEO

PELICAN FINANCIAL, INC.,
a Delaware corporation

By:	/s/ Charles C. Huffman
Name: Charles C. Huffman
Title: Chairman